Continuing Strong Organic Revenue Growth of 7%
In 3rd Quarter 2002
2002 Guidance Confirmed

Amsterdam, The Netherlands - October 24th, 2002
Trader Classified Media N.V., a leader in classified advertising, releases today its unaudited 3rd Quarter 2002 revenues.

Continuing Strong Organic Revenue Growth in 3rd Quarter 2002

3rd Quarter 2002

In euro millions	3rd Quarter 2002	3rd Quarter 2001	Total Growth %	Total Growth *	Organic Growth*
Print Revenues	99.3	99.0	0.3%	5.1%	6.2%
Online Revenues	7.7	6.5	18.5%	22.5%	24.6%
Consolidated Revenues	107.0	105.5	1.4%	6.2%	7.4%

* Excluding Exchange Rate Impact

In the 3rd quarter 2002, consolidated revenues increased by 1.4% to euro 107.0 million vs. euro 105.5 million in the 3rd quarter 2001. Excluding exchange rate impact, organic growth was 7.4% for the quarter and total growth was 6.2%, having been affected by the California disposal.

The major regions contributing to the organic growth in the 3rd quarter 2002 were:
Australia +11.8%, Russia & the CIS +16.2%, North America +8.1% and Spain and Latin America +7.4% .

By source of revenue, the organic growth for the 3rd quarter 2002 was:
+10.8% for Private ads, +9.2% for Professional ads, +8.1% for Display advertising, +0.3% for Circulation and +24.6% for Online.

Organic Revenue Growth of 7% in the first 9 months of 2002

First 9 months 2002

In euro millions	9 Months 2002	9 Months 2001	Total Growth %	Total Growth*	Organic Growth*
Print Revenues	310.5	292.0	6.3%	9.5%	5.9%
Online Revenues	23.1	18.7	23.5%	26.5%	25.7%
Consolidated Revenues	333.6	310.7	7.4%	10.6%	7.1%

* Excluding Exchange Rate Impact

In the first nine months of 2002, consolidated revenues increased by 7.4% to euro 333.6 million vs. euro 310.7 million in the first nine months of 2001. Excluding exchange rate impact, total growth was 10.6% and organic growth was 7.1%.

Didier Breton, Chief Operating Officer of the Company, said, "This is another quarter where we have seen strong organic revenue growth. We are continuing to focus on customer service, sales leadership, the launch of new offers and the replication of "Best Practices" across the company."

Business Developments

A number of business developments were announced by the company at the end of the 3rd quarter:

A new senior bank credit facility, of up to euro 380 million, provides the Company with the ability to pursue strategic acquisitions in its key markets and reduces its financing costs by approximately 275 basis points.

The new facility includes several tranches, maturing in 7 to 9 years and provided a drawdown of euro 280 million at closing (September 30th, 2002), used to refinance existing debt and complete an acquisition.

An un-drawn revolving, acquisition facility of euro 75 million provides the Company with the flexibility for further business developments.

There is also an un-drawn working capital revolver facility of euro 25 million.

The acquisition of the remaining 30.1% minority interest in the Trading Post Group in Australia was completed for approximately euro 59 million, financed under the new credit facility at closing.

The Company's net debt, after the new financing and the Australian acquisition, was approximately euro 240 million.

John H. MacBain, President and CEO of the Company, added, "Given the continuing strong results delivered by the Company, we remain confident in the achievement of an organic revenue growth in the range 6-8% and we confirm our EBITDA guidance for the full year 2002 of euro 110 million."

About Trader Classified Media

Trader Classified Media is a leader in classified advertising. The group was founded in Canada as a private company. Today, Trader Classified Media connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and over 60 web sites in 20 countries with more than 260 million page views in June 2002. Trader Classified Media has over 5,100 employees worldwide, of whom over 2,100 are sales people. Trader Classified Media is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:
PARIS CICOMMUNICATION 14, rue de Bassano 75116 Paris France	LONDON Rea-TMA Marketing Group 114 Lavenham Road London SW18 5HF UK
Analysts and Investors relations: Contact: Frederic Bourdon Tel: +33 (0)1 4723 9048 Fax: +33 (0)1 4723 8898 Email: bourdon@cicommunication.com	Analysts and Investors Relations: Contact: Patrick Rea Tel: + 44 (0) 208 870 4976 Fax: +44 (0) 208 265 9718 Email: patrick.rea@rea-tma.com
Media Relations: Contact: Stephanie Gruter Tel: + 33 (0)1 4723 9048 Fax: + 33 (0)1 4723 8898 Email: gruter@cicommunication.com

Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "expectations," or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those identified in our Form 20-F, which is on file with the United States Securities and Exchange Commission. Such factors include risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain financing for acquisitions or general corporate purposes on terms acceptable to us, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands and our branding strategy, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.